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                           January 4, 2022

       Tod Nestor
       Chief Operating Officer and Chief Financial Officer
       Energy Focus, Inc
       32000 Aurora Road, Suite B
       Solon, Ohio 44139

                                                        Re: Energy Focus, Inc
                                                            Registration
Statement on Form S-3
                                                            Filed December 28,
2021
                                                            File No. 333-261905

       Dear Mr. Nestor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Michael J. Solecki